FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Kotak Institutional Equities’ Annual Global Conference held in Mumbai on February 19, 2019.

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the Kotak Institutional Equities’ Annual Global Conference held in Mumbai on February 19, 2019. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

Kotak Institutional Equities’ Annual Global Conference held in Mumbai: February 19, 2019

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one Meeting	Stewart Investors
2.	Group Meeting	APG Asset Management
3.	Group Meeting	Janus Henderson Investors
4.	Group Meeting	Aviva Investors Global Services Ltd
5.	Group Meeting	Bajaj Allianz Life Insurance
6.	Group Meeting	Amansa Capital
7.	Group Meeting	New Silk Road Investments Pte Ltd.
8.	Group Meeting	Deprince Race Zollo
9.	Group Meeting	GSA Capital Services
10.	Group Meeting	Doric Capital
11.	Group Meeting	The Olayan Group
12.	Group Meeting	Trikon Asset Management
13.	Group Meeting	New Horizon Investments
14.	Group Meeting	Pinpoint Asset Management Limited
15.	Group Meeting	DHFL Pramerica Asset Managers Pvt Ltd
16.	Group Meeting	WestBridge Advisors Pvt. Ltd.
17.	Group Meeting	Canara HSBC Oriental Bank of Commerce Life Insurance Co. Ltd.
18.	Group Meeting	T. Rowe Price
19.	Group Meeting	UN Joint Pension Fund
20.	Group Meeting	Affin Hwang Asset Management
21.	Group Meeting	Broad Peak Investment Management
22.	Group Meeting	Zaaba Capital
23.	Group Meeting	Khazanah Nasional
24.	Group Meeting	Reliance Nippon Life Insurance Co. Ltd
25.	Group Meeting	Enam Holdings Pvt Ltd.
26.	Group Meeting	Burgundy Investment
27.	Group Meeting	Altrinsic Partners
28.	Group Meeting	Karma Capital

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 20, 2019	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager